Exhibit 99.1

Hanwha Q CELLS Reports Second Quarter 2018 Results

Seoul, South Korea, August 13, 2018 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today reported its unaudited financial results for the second quarter ended June 30, 2018. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on August 13, 2018.

Second Quarter 2018 Highlights

•	Net revenues were $518.4 million, compared with $443.0 million in the first quarter of 2018 and $577.7 million in the second quarter of 2017.

•	Gross margin was 14.0%, compared with 17.8% in the first quarter of 2018 and 11.6% in the second quarter of 2017.

•	Operating income was $4.8 million, compared with $33.1 million in the first quarter of 2018 and $20.1 million in the second quarter of 2017.

•	Net loss attributable to Company’s ordinary shareholders was $41.3 million, compared with net income of $31.0 million in the first quarter of 2018 and $18.7 million in the second quarter of 2017.

•	Loss per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $0.50, compared with income per fully diluted ADS of $0.37 in the first quarter of 2018 and income per fully diluted ADS of $0.22 in the second quarter of 2017.

Mr. Seong Woo Nam, CEO of Hanwha Q CELLS, while noting that the second quarter “has been a difficult quarter for the industry,” expressed confidence that “the market will rebound and continue to grow in the long-term as solar becomes more and more competitive with other forms of generation.”

Mr. Joo Yoon, Senior Vice President of Global Sales and Marketing, noted that the Company was able to “modestly beat” its previous guidance for Q2 “despite the demand shock provided to the global market by the Chinese government’s policy shift.” Mr. Yoon forecasted that the Company’s shipments will increase in the second half of the year, “in spite of contraction of demand in the world’s largest solar market and unfavorable trade environment.”

Mr. Jay Seo, the Company’s CFO, commented on the Company’s Q2 operating results and financial position and provided an update regarding the going-private offer the Company received on August 3rd, stressing that the offer is “still at a preliminary stage” and that the Company cannot provide assurance regarding the consummation of the deal.

Second Quarter 2018 Results of Operations

Net Revenues

•	Total net revenues were $518.4 million, up 17.0% from $443.0 million in the first quarter of 2018 and down 10.3% from $577.7 million in the second quarter of 2017.

Gross Profit and Margin

•	Gross profit in the second quarter of 2018 was $72.6 million, down 8.0% from $78.9 million in the first quarter of 2018 and up 8.0% from $67.2 million in the second quarter of 2017.
•	Gross margin in the second quarter of 2018 was 14.0%, compared with 17.8% in the first quarter of 2018 and 11.6% in the second quarter of 2017.

Results of Operations and Operating Margin

•	Income from operations in the second quarter of 2018 was $4.8 million, compared with $33.1 million in the first quarter of 2018 and $20.1 million in the second quarter of 2017.
•	Operating margin in the second quarter of 2018 was 0.9%, compared with 7.5% in the first quarter of 2018 and 3.5% in the second quarter of 2017.
•	Total operating expenses were $67.8 million in the second quarter of 2018, up 48.0% from $45.8 million in the first quarter of 2018 and up 43.9% from $47.1 million in the second quarter of 2017.
•	Selling and marketing expenses were $42.0 million in the second quarter of 2018, up 46.9% from $28.6 million in the first quarter of 2018 and up 42.4% from $29.5 million in the second quarter of 2017.
•	General and administrative expenses were $21.0 million in the second quarter of 2018, up 65.4% from $12.7 million in the first quarter of 2018 and up 55.6% from $13.5 million in the second quarter of 2017.
•	Research and development expenses were $4.8 million in the second quarter of 2018, up 6.7% from $4.5 million in the first quarter of 2018 and up 17.1% from $4.1 million in the second quarter of 2017.

Net Interest Expense

•	Net interest expense was $15.2 million in the second quarter of 2018, compared with $12.2 million in the first quarter of 2018 and $9.2 million in the second quarter of 2017.

Foreign Currency Exchange Gain (Loss)

•	Foreign currency exchange loss was $37.8 million in the second quarter of 2018, compared with a gain of $11.5 million in the first quarter of 2018 and a gain of $7.1 million in the second quarter of 2017.

Gain (loss) on Change in Fair Value of Derivative Contracts

•	Gain on change in fair value of derivative contracts was $8.1 million in the second quarter of 2018, compared to no gain or loss in the first quarter of 2018 and a loss of $3.0 million in the second quarter of 2017.

Income Tax Expense (Benefit)

•	Income tax expense was $1.9 million in the second quarter of 2018, compared with an income tax expense of $3.3 million in the first quarter of 2018 and an income tax benefit of $3.0 million in the second quarter of 2017.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net loss attributable to Company’s ordinary shareholders was $41.3 million in the second quarter of 2018, compared with net income of $31.0 million in the first quarter of 2018 and net income of $18.7 million in the second quarter of 2017.
•	Loss per fully diluted ADS on a GAAP basis was $0.50 in the second quarter of 2018, compared with an income per fully diluted ADS of $0.37 in the first quarter of 2018 and income per fully diluted ADS of $0.22 in the second quarter of 2017.

2018 Second Quarter Financial Position

As of June 30, 2018, the Company had cash and cash equivalents of $168.8 million, compared with $183.4 million as of December 31, 2017. The restricted cash as of June 30, 2018 was $142.0 million, compared with $139.7 million as of December 31, 2017.

As of June 30, 2018, accounts receivable was $477.5 million, compared with $525.4 million, as of December 31, 2017. Inventories were $556.1 million as of June 30, 2018, compared with $293.6 million as of December 31, 2017.

As of June 30, 2018, accounts payable was $643.3 million, compared with $454.8 million, as of December 31, 2017.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) as of June 30, 2018 was $665.7 million, compared with $679.5 million as of December 31, 2017.

As of June 30, 2018, the Company had total long-term debt (net of current portion and long-term notes) of $644.9 million compared with $ 536.2 million as of December 31, 2017. The Company's long-term debt is comprised of bank and government borrowings, to be repaid in installments until their maturities, ranging from one to thirteen years.

Capital expenditures were $20.4 million in the second quarter of 2018.

Operations Updates

Production Capacity

As of June 30, 2018, the Company’s in-house, annualized production capacities were 1,600 MW for ingots, 4,300 MW for cells and 4,300 MW for modules.

Furthermore, the Company has additional module availability of up to 3,700 MW (annualized) as of June 30, 2018 from Hanwha Q CELLS Korea Corporation, an affiliate of the Company. Hanwha Q CELLS Korea is expected to have an additional 1,600 MW of module capacity in the United States in Q1 2019.

Business Outlook

Third Quarter and Full Year 2018 Guidance

For the third quarter of 2018, the Company estimates net revenues in the range of $590 to 610 million.

For the full year 2018, the Company provides the following guidance:

•	Total module shipments in the range of 5,600 to 5,800 MW

•	Capital expenditures of approximately $145.0 million for manufacturing technology upgrades and certain R&D related expenditures.

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on August 13, 2018. The management will discuss the results and take questions following the prepared remarks.

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink:  https://edge.media-server.com/m6/p/k928uvqy.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 6713-5090
United States	+1 (845) 675-0437
South Korea	+82 2-6490-3660
Germany	08001820671
United Kingdom China, Domestic Hong Kong	+44 2036214779 4006208038 / 8008190121 +852 30186771

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at www.hanwha-qcells.com and also by dialing the numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299
United States	+1 (855) 452-5696
South Korea	00798-6136-1602
Germany United Kingdom	08001802149 08082340072
China, Domestic Hong Kong	8008700206 / 4006322162 800963117

Conference ID: 9982736

Replay time period: August 13, 2018 11:00 ET – August 20, 2018 09:59 ET

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements, particularly statements about our guidance for performance in the second quarter and the full year 2018, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include pending administrative and civil actions in the United States under existing or potential new statutes and regulations governing trade between the United States and other countries, and potential antidumping, countervailing or other duties imposed on goods imported into the United States, as well as the Company’s access to new capacity from an affiliate. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.